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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

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                                   Form 10-C

        REPORT BY ISSUER OF SECURITIES QUOTED ON THE NASDAQ STOCK MARKET
                          INTERDEALER QUOTATION SYSTEM

  FILED PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 13a-17 OR 15d-17 THEREUNDER


                           DURA PHARMACEUTICALS, INC.
               (Exact name of issuer as specified in its charter)


                 5880 Pacific Center Blvd. San Diego, CA 92121
                    (Address of Principal Executive Offices)


                                 (619) 457-2553
                (Issuer's telephone number including area code)


                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.      Title of Security       Common Stock
                          ------------------------------------------------------

2.      Number of shares outstanding before the change    38,225,787
                                                       -------------------------

3.      Number of shares outstanding after the change     42,825,787
                                                      --------------------------

4.      Effective date of change:   November 18, 1996
                                 -----------------------------------------------

5.      Method of change:
        Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury
        etc.)            Secondary Public Offering
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Give brief description of transaction  On November 18, 1996, the Issuer
                                      ------------------------------------------
completed a public offering of 4,600,000 shares of Common Stock at $33.25 per
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share.
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                          II. CHANGE IN NAME OF ISSUER

1.      Name prior to change
                             ---------------------------------------------------

2.      Name after change
                          ------------------------------------------------------

3.      Effective date of charter amendment changing name
                                                          ----------------------

4.      Date of shareholder approval of change, if required
                                                            --------------------


Dated: November 18, 1996                /s/ MITCHELL R. WOODBURY
                                        ----------------------------------------
                                            Mitchell R. Woodbury
                                        Vice President, General Counsel
                                         and Secretary